Exhibit 99.(a)(5)(A)
FOR IMMEDIATE RELEASE
Contact: Charles Lambert
Finance Director
Medical Properties Trust
(205) 397-8897
clambert@medicalpropertiestrust.com
MEDICAL PROPERTIES TRUST, INC. ANNOUNCES CASH TENDER OFFER FOR THE
AGGREGATE PRINCIPAL AMOUNT OF CERTAIN OF ITS SUBSIDIARY’S OUTSTANDING NOTES
     BIRMINGHAM, Ala. – April 12, 2010 – Medical Properties Trust, Inc. (the “Company”) (NYSE: MPW) today announced that it has commenced a cash tender offer (the “Tender Offer”) to purchase the aggregate principal amount of the outstanding 6.125% Exchangeable Senior Notes due 2011 (the “Notes”) issued by the Company’s operating partnership, MPT Operating Partnership, L.P., at a purchase price per $1,000 principal amount as set forth in the table below. The Tender Offer will expire at 12:00 midnight, New York City time, on May 7, 2010 (inclusive of May 7, 2010), unless extended (as such time and date may be extended, the “Expiration Date”) or earlier terminated by the Company. The Tender Offer is being made pursuant to the Offer to Purchase dated April 12, 2010 (the “Offer to Purchase”), the accompanying Letter of Transmittal and, with respect to the Notes, the Company’s Statement on Schedule TO, which was filed with the Securities and Exchange Commission on April 12, 2010 and more fully set forth the terms and conditions of the Tender Offer.

CUSIP		Aggregate Principal Amount	Total
Number	Title of Security	Outstanding(1)	Consideration(2)
55342NAE0	6.125% Exchangeable Senior Notes due 2011	$138,000,000	$1,030

(1)	As of April 12, 2010.

(2)	Per $1,000 principal amount of Notes tendered and accepted for purchase.
     In order to receive the Total Consideration set forth in the table above, holders of the Notes must validly tender and not validly withdraw their Notes at or prior to the Expiration Date.
     As described in the Offer to Purchase, holders of the Notes may withdraw the tender of their Notes at any time on or prior to the Expiration Date. Validly withdrawn Notes may be re-tendered at any time on or prior to the Expiration Date. The Tender Offer is conditioned on the completion of the public offering of shares of the common stock of the Company announced on April 12, 2010 and our receipt of the consent of lenders under our existing credit facility, in addition to other customary closing conditions, and is subject to the satisfaction or waiver of certain other conditions set forth in the Offer to Purchase. The Tender Offer is not conditioned on the tender of a minimum amount of Notes. Subject to applicable law, the Company may amend, extend or, subject to certain conditions, terminate the Tender Offer at any time.
     The Company will pay the applicable Total Consideration plus accrued and unpaid interest in respect of any Notes accepted for purchase in the Tender Offer to, but not including, the date of payment for the Notes, which is expected to be the next business day following the Expiration Date.
     This press release is for informational purposes only and is not an offer to sell or purchase or the solicitation of an offer to sell or purchase any securities discussed herein. The Tender Offer is only being made pursuant to the terms of the Offer to Purchase and the related Letter of Transmittal. The Tender Offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. None of the Company, the dealer manager, the depositary, the information agent, the trustee or their respective affiliates is making any recommendation as to whether or not holders should tender all or any portion of their Notes in the Tender Offer.

     The Company has engaged Deutsche Bank Securities Inc. to act as dealer manager for the Tender Offer. The Company has engaged Global Bondholder Services Corporation to act as information agent and depositary for the Tender Offer. Requests for documents may be directed to Global Bondholder Services Corporation at 866.470.4300 (U.S. toll free) or at 212.430.3774 (collect), or in writing to 65 Broadway, Suite 404, New York, NY 10006, Attention: Corporate Actions. Questions regarding the Tender Offer may be directed to Deutsche Bank Securities Inc. at 800.503.4611 (U.S. toll free), or in writing to 100 Plaza One, Jersey City, New Jersey 07311.
About Medical Properties Trust, Inc.
Medical Properties Trust, Inc. is a Birmingham, Alabama based self-advised real estate investment trust formed to capitalize on the changing trends in healthcare delivery by acquiring and developing net-leased healthcare facilities. These facilities include inpatient rehabilitation hospitals, long-term acute care hospitals, regional acute care hospitals, ambulatory surgery centers and other single-discipline healthcare facilities, such as heart hospitals and orthopedic hospitals.
The statements in this press release that are forward looking are based on current expectations and actual results or future events may differ materially. Words such as “expects,” “believes,” “anticipates,” “intends,” “will,” “should” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results of the Company or future events to differ materially from those expressed in or underlying such forward-looking statements, including without limitation: the Company’s ability to consummate the tender offer for the Notes; the Company’s ability to consummate the public offering of shares of the common stock of the Company; national and economic, business, real estate and other market conditions; the competitive environment in which the Company operates; the execution of the Company’s business plan; financing risks; the Company’s ability to attain and maintain its status as a REIT for federal income tax purposes; acquisition and development risks; potential environmental and other liabilities; and other factors affecting the real estate industry generally or healthcare real estate in particular. For further discussion of the facts that could affect outcomes, please refer to the “Special Note Regarding Forward-Looking Statements” and “Risk factors” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, as amended by the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2009, filed on April 9, 2010, and as further updated by our subsequently filed Quarterly Reports on Form 10-Q and our other SEC filings. Except as otherwise required by the federal securities laws, the Company undertakes no obligation to update the information in this press release.

2